Exhibit 1

FOR IMMEDIATE RELEASE	12 AUGUST 2013

WPP PLC (“WPP”)

WPP to acquire majority stake in Scangroup in Kenya

WPP announces that it has agreed to acquire additional shares in Scangroup Limited in Kenya which will increase its interest to 50.1%. Scangroup Limited, Africa’s leading marketing services group, is a publicly listed company whose shares are traded on the Nairobi Securities Exchange. The agreement is conditional upon all necessary regulatory approvals including Scangroup’s shareholders, the Capital Markets Authority and Nairobi Securities Exchange in Kenya and includes an exemption from making a take-over offer for Scangroup.

Founded in 1982 and listed in 2006, Scangroup offers clients a comprehensive and integrated range of advertising and marketing services in advertising, media investment management, marketing consultancy, public relations, digital and experiential marketing. Scangroup employs over 790 people in its offices in Kenya, Ghana, Nigeria, Rwanda, Tanzania, South Africa and Uganda and buys media in most of the markets in sub-Saharan Africa. Scangroup’s consolidated revenues as at 31 December 2012 were KES 4.2 billion, with gross assets of KES 8.6 billion at the same date.

This investment is a further step towards WPP’s declared goal of developing its businesses in the fast growing economies of Africa, as well as Asia Pacific, Latin America, the Middle East, Central and Eastern Europe.

This investment continues WPP’s strategy of developing its networks in important markets and sectors and its commitment to developing its business throughout the African markets. In South Africa, the Group (including associates) generates revenues of around US$550 million and employs 24,000 people. Across the continent of Africa, the Group (including associates) collectively generates revenues of US$700 million and employs 26,000 people.

Contact:

Feona McEwan, WPP www.wpp.com	+ 44(0) 207 408 2204